Exhibit 99.3
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or “the company”)
SUSTAINED PROFITABILITY LAYS FOUNDATION FOR FUTURE GROWTH
London, 2 April 2009 - Randgold Resources maintained its focus on sustainable profitability based on continued value creation in 2008 to deliver another strong performance, according to the annual report published today.
In the report, chief executive Mark Bristow notes that, in a challenging year, the company improved its earnings, market capital and reserves, declared an increased dividend and expanded its operations as well as its tangible growth prospects. Highlights included the successful takeover of the management of the Morila joint venture, first production from the Yalea underground development at the Loulo complex, the completion of the preliminaries for the company’s next mine at Tongon in Côte d’Ivoire, and the emergence of the Massawa target in Senegal as a major discovery.
Morila produced its 5 millionth ounce of gold during the year and is currently being repositioned as a profitable stockpile treatment operation. Loulo continued to make progress with an expansion programme designed to increase its production some 50% by 2010.
“As Loulo grows, it also becomes more complex. Its two main orebodies already host one underground and two open pit mines, with a second underground mine on the drawing board. In addition to running these mines, the Loulo team has had to manage major capital programmes in the form of the plant expansion and the Yalea underground development, and to contend with the inevitable tie-ins and stoppages these entailed,” Bristow says.
“The current year is going to be another tough one for the Loulo team but they are committed to delivering on their plans and the record shows their ability to stay on course through adverse circumstances.”
Meanwhile work is underway on Tongon – the third mine to be built by Randgold Resources – which is scheduled for commissioning in the fourth quarter of 2010.
Massawa has continued to shape up as a major discovery which could well have the makings of the company’s fourth mine, slotting in behind Tongon and extending its record of creating stakeholder value through discovery and development.
Bristow says cost control is still a major focus area for the company and it has managed to keep its costs, in absolute terms, below the average inflationary increases for the industry.
“Our management remains intent on improving margins in the high gold price environment. Ultimately, of course, the best defence against rising unit costs is to produce more ounces, which is exactly what we plan to do,” he says.
“Exploration will always remain the key to our strategy of building long term value growth. In the past year, it again proved its worth not only by identifying or advancing future projects but also by expanding our reserve base by one million ounces after mining depletion.”

While Randgold Resources’ West African base still holds great potential for further world class discoveries, it has recently expanded its exploration scope to encompass the gold belts located within the Congo Craton in Central and East Africa.
Bristow says in 2008 the company also continued to strengthen its management team, taking on additional skills in almost every sphere of the business and developing a new generation of senior managers. “In doing so, we have remained mindful of the need to grow the business and maximise the benefits of a larger organisation without succumbing to the bureaucracy and inefficiency usually associated with size in the mining industry,” he says.
Also in the annual report, chairman Philippe Liétard says the company’s 2008 achievements underlined the soundness of its strategy, which is focused on long term goals, based on organic growth and directed at sustainable profitability.
“While 2009 will be another challenging year for Randgold Resources, with much to do on the development front, the company is securely placed to benefit from gold’s continued strength. Its robust balance sheet, with available cash of more than US$250 million, gives it the capacity to self-fund its growth projects – a very considerable advantage in the current climate. In addition, the pressure of cost inflation is easing, as already evident in the last quarter of 2008, with the drop in the oil price and a generally more competitive supply situation,” he says.
The company’s annual reserve and resource declaration, published with the report today, shows a significant increase in both asset classes through the conversion of Tongon resources into reserves, the entry of Massawa into the resource category and the enhancement of the reserve base at Loulo. Bristow noted in an accompanying statement that the upgrade in quality and growth in size had been achieved through exploration and conversion, and not by reducing the grade to increase ounces.
SHAREHOLDER AND ADR ANNOUNCEMENT
Randgold Resources Limited has today posted to shareholders and, in accordance with LR9.6.1R, has submitted to the Financial Services Authority printed copies of the following documents:
-	Annual Report and Accounts for the year ended 31 December 2008 (“the Annual Report”);

-	Notice to Shareholders for the Annual General Meeting to be held on 5 May 2009;

-	Form of Proxy for shareholders on the Jersey, Channel Islands Register.
These documents will shortly be available for inspection at the Document Viewing Facility (from 09:00am to 5:30pm (UK time) on every weekday except bank holidays) which is situated at the following address: UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, London, E14 5HS.
In compliance with DTR 6.3.5R a copy of the Annual Report, Notice to Shareholders of the Annual General Meeting and Form of Proxy is also available to view or download in pdf format from the Randgold Resources website, www.randgoldresources.com.
The Bank of New York Mellon (“BONY”), as the Depositary Bank of Randgold Resources, handles all the arrangements required for holders of American Depositary Receipts (“ADR Holders”) to vote at Randgold Resources’ Annual General Meeting. ADR Holders must comply with the instructions given by BONY. BONY will send the proxy material to all the registered ADR Holders. Those ADR Holders who hold their ADRs through a bank, broker or custodian, will receive the proxy material through their own bank, broker or custodian.

ENQUIRIES

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 614 4438	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2007 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2008 and other filings made with the SEC. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.